October 20, 2017

Via EDGAR and Email

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Michael Volley

Re:	LendingClub Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Form 8-K filed February 28, 2017
File No. 001-36771

Dear Mr. Volley:

This letter is being furnished by LendingClub Corporation (the “Company”) in response to comments contained in the letter dated September 22, 2017 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above captioned filings.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to those referenced in any headings or Staff comments. Set forth in italicized print below are the Staff’s comments followed by the Company’s responses.

***

United States Securities and Exchange Commission
Division of Corporation Finance
October 20, 2017

Form 10-K for the Fiscal Year Ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

1.
Please revised future filings to disclose, in a tabular format, the amount of originations by grade for each period presented. Please provide a discussion and analysis of any relevant trends including the impact on your strategy and financial results.

Response: Beginning with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, the Company intends to disclose the amount of personal loan originations by loan grade for its standard loan program, which represents approximately 70% of all loan originations, as part of “Management’s Discussion and Analysis – Key Operating and Financial Metrics – Loan Originations” for each period presented as follows (in millions):

	Three Months Ended			Nine Months Ended September 30,
	September 30, 2017	June 30, 2017	September 30, 2016	2017	2016
Personal loan originations by loan grade – standard loan program:
A	$—	$—	$—	$—	$—
B	—	—	—	—	—
C	—	—	—	—	—
D	—	—	—	—	—
E	—	—	—	—	—
F	—	—	—	—	—
G	—	—	—	—	—
Total personal loan originations – standard loan program	$—	$—	$—	$—	$—
The Company does not believe that grade-level disclosure of the amount of personal loan originations for its custom loan program or other loan originations is meaningful information due to the nature of the loans within the custom loan program. The Company’s custom loan program includes certain loans that fall outside of the credit criteria for our standard loan program, and may include the testing of new products and programs or purchases of certain loans to meet the needs of specific investors. Therefore, we do not believe the data would display discernible trends over time and would also inadvertently provide the Company’s strategy and competitive advantage to others in our industry. If loan originations within the custom program become eligible for the standard program such loan originations would prospectively become part of the standard program offering. The Company intends to provide an accompanying discussion and analysis of any relevant trends related to our standard loan program, including the impact on our strategy and financial results, when applicable.

United States Securities and Exchange Commission
Division of Corporation Finance
October 20, 2017

2.
Please revise future filings to disclose your average customer acquisition cost for each period presented. Please provide a discussion and analysis of any relevant trends including the impact on your strategy and financial results.

Response: The Company acknowledges the Staff’s request to disclose average customer acquisition cost. The Company’s transaction fee revenue is generated from loan origination principal balances and therefore, the Company believes customer acquisition cost as a percentage of loan origination principal balances provides the best measure of average customer acquisition cost. Beginning with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, the Company intends to disclose “Customer acquisition cost as a percent of loan originations” as part of “Management’s Discussion and Analysis – Key Operating and Financial Metrics” for each period presented as follows:

	Three Months Ended			Nine Months Ended September 30,
(in thousands)	September 30, 2017	June 30, 2017	September 30, 2016	2017	2016
Loan originations	$—	$2,147,335	$1,972,034	$—	$6,677,468
Customer acquisition cost as a percent of loan originations(1)	—%	2.6%	2.3%	—%	2.4%
Net revenue	$—	$139,573	$114,556	$—	$370,290
Consolidated net loss	$—	$(25,444)	$(36,486)	$—	$(113,700)
Contribution(2)(3)	$—	$66,038	$56,035	$—	$160,351
Contribution margin(2)(3)	—%	47.3%	48.9%	—%	43.3%
Adjusted EBITDA(2)(3)	$—	$4,493	$(9,200)	$—	$(12,010)
Adjusted EBITDA margin(2)(3)	—%	3.2%	(8.0)%	—%	(3.2)%

(1)	Represents sales and marketing expense as a percent of loan origination principal balances during each period presented.

(2)
Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For more information regarding these measures and a reconciliation of these measures to the most comparable GAAP measure, see “Non-GAAP Financial Measures.”

(3)	Prior period amounts have been reclassified to conform to the current period presentation. See ”Non-GAAP Financial Measures” for additional information.

Customer acquisition cost, which includes borrowers and investors on the platform, as a percent of loan origination principal balances will be calculated as total sales and marketing expense for the period divided by loan origination principal balances for the period. The Company intends to provide an accompanying discussion and analysis of any relevant trends, including the impact on our strategy and financial results, when applicable.

Critical Accounting Policies - Goodwill and Intangible Assets, page 73

3.
We note your disclosure on page 113 surrounding your goodwill impairment analysis, which resulted in an impairment charge of $37.1 million for the year ended December 31, 2016. We also note your disclosure on pages 57 and 97 of the 10-K that if the performance of the education and patient finance reporting unit fails to meet current expectations, it is possible that the carrying value of this reporting unit, even after the current impairment charge, will exceed its fair value, which could result in further recognition of a noncash impairment of goodwill that could be material. To the extent that your education and patient finance reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is

United States Securities and Exchange Commission
Division of Corporation Finance
October 20, 2017

potentially at risk of failing the quantitative goodwill impairment test, please revise future filings to disclose:

•	The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	A discussion of the degree of uncertainty associated with the key assumptions, providing specifics to the extent possible; and

•	Describe, in more detail, the potential events and / or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please disclose this determination. Refer to Section V of SEC Release No. 33-8350.

Response: The Company advises the Staff that as of April 1, 2017, the Company performed its quantitative annual goodwill impairment test resulting in the estimated fair value of the patient and education finance (“PEF”) reporting unit substantially exceeding its carrying value. The Company has performed its quarterly qualitative impairment assessment for the quarter ended September 30, 2017 and determined that no events or circumstances have occurred that indicate it is more likely than not that the estimated fair value of the PEF reporting unit is below its carrying value.

The Company also advises the Staff that effective January 1, 2017, the Company adopted the provisions of Accounting Standards Update 2017-04, “Intangibles - Goodwill and Other (Topic 350) - Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”) as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017.

The Company intends to include the following disclosures (or substantially similar disclosures) within the “Summary of Significant Accounting Policies” footnote and “Critical Accounting Policies and Estimates” subheading in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, as well as future filings.

Goodwill and Intangible Assets

Goodwill represents the fair value of an acquired business in excess of the aggregate fair value of the identified net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever events or circumstances indicate that it is more likely than not that the estimated fair value of a reporting unit is below its carrying value. Our annual impairment testing date is April 1. Impairment exists whenever the carrying value of goodwill exceeds its estimated fair value. Adverse changes in impairment indicators such as loss of key personnel, lower than forecast financial performance, increased competition, increased regulatory oversight, or unplanned changes in our operations could result in impairment.

We can elect to qualitatively assess goodwill for impairment if it is more likely than not that the estimated fair value of a reporting unit (generally defined as a component of a business for which financial information is available and reviewed regularly by management) exceeds its carrying value. A qualitative assessment may consider macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital or company-specific factors, such as market capitalization in excess of net assets, trends in revenue generating activities and merger or acquisition activity.

United States Securities and Exchange Commission
Division of Corporation Finance
October 20, 2017

If we do not qualitatively assess goodwill we compare a reporting unit’s estimated fair value to its carrying value. We estimate the fair value of a reporting unit using both an income approach and a market approach. We rely on the income approach (discounted cash flow method) as the primary method for determining estimated fair value. Market-based methods are used as benchmarks to corroborate the estimated fair value determined by the discounted cash flow method. Both approaches include reliance on long-term growth rates, and revenue and earnings projections.

When applying the income approach, we use a discounted cash flow model, which requires the estimation of cash flows and an appropriate discount rate. We project cash flows expected to be generated by a reporting unit inclusive of an estimated terminal value. The discount rate assumption contemplates a weighted-average cost of capital based on both market observable and company-specific factors. The discount rate is risk-adjusted to include any premiums related to equity price volatility, size, and projected capital structure of publicly traded companies in similar lines of business.

We rely on several assumptions when estimating the fair value of a reporting unit using the discounted cash flow method. These assumptions include the current discount rate discussed above, as well as transaction fee revenue based on projected loan origination growth, ongoing network provider participation, projected operating expenses and contribution margin, capital expenditures and income taxes. We believe these assumptions to be representative of assumptions that a market participant would use in valuing a reporting unit, but these assumptions are inherently uncertain. If the assumptions regarding business operating plans, projected loan origination growth and transaction fee rates, operating expenses, or competition in the industry are not achieved, we may be required to record goodwill impairment charges in future periods. There can be no assurances that future estimates and assumptions made for purposes of goodwill impairment testing will prove accurate predictions of the future.

The market approach estimates the fair value of a reporting unit based on certain market value multiples of publicly traded companies in similar lines of business, such as total enterprise value to revenue, or to EBITDA. Under the market approach, we also consider fair value implied from any relevant and comparable market transactions. Both approaches include reliance on long-term growth rates, and revenue and earnings projections.

Intangible assets are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets are reviewed for impairment quarterly and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We do not have any indefinite-lived intangible assets.

The Company intends to add the following disclosures (or substantially similar disclosures) within the “Intangible Assets and Goodwill” footnote in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, as well as future filings:

Goodwill

The Company’s goodwill balance was $35.6 million at September 30, 2017 and December 31, 2016, respectively. The Company has one reporting unit for goodwill impairment testing purposes, the patient and education finance (PEF) reporting unit. We performed a quantitative annual test for impairment as of April 1, 2017, for which the estimated fair value of the PEF reporting unit substantially exceeded its

United States Securities and Exchange Commission
Division of Corporation Finance
October 20, 2017

carrying value. Upon completion of the annual impairment test in the second quarter of 2017, the Company did not record any goodwill impairment expense.

The Company did not record any goodwill impairment expense for the third quarter and first nine months of 2017. The Company recorded a goodwill impairment expense of $1.7 million and $37.1 million for the third quarter and first nine months of 2016, respectively.

The Company intends to add the following disclosures (or substantially similar disclosures) within the “Goodwill Impairment” subheading in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, as well as future filings:

Goodwill Impairment

The Company has one reporting unit for goodwill impairment testing purposes, the patient and education finance (PEF) reporting unit. We performed a quantitative annual test for impairment as of April 1, 2017, for which the estimated fair value of the PEF reporting unit substantially exceeded its carrying value. There was no goodwill impairment charge recorded for the third quarter or first nine months of 2017. In the first nine months of 2016, the Company recorded a goodwill impairment charge of $37.1 million as related to the PEF reporting unit.

4.
We note your disclosure pertaining to your various legal proceedings on page 17 and your risk factor disclosure on page 21 that the number and significance of legal disputes and inquiries have increased creating the potential for significant litigation in the future. In accordance with ASC 450-20-50, please tell us and revise future filings to clearly disclose the following information for your loss contingencies in aggregate or individually:

•	The amount or range of reasonably possible losses in addition to amounts accrued, or

•	That reasonably possible losses cannot be estimated, or

•	That any reasonably possible losses in addition to amounts accrued are not material to your financial statements.
Response: We acknowledge the Staff’s comment and advise the Staff that we will disclose in future filings an estimate (or, if necessary, state that the estimate is immaterial in lieu of providing quantified amounts) of the possible loss, or range of reasonably possible losses or a statement that such an estimate cannot be made. Subject of course to updates for changes in the underlying facts as the legal matters progress, we intend to update our disclosures in future filings to include the following additional information:

The Company is subject to various claims arising in the ordinary course of business, and is party to a large number of legal proceedings that constitute ordinary, routine litigation matters incidental to its business. The majority of these claims and proceedings relate to alleged commercial disputes, alleged consumer complaints, and alleged state or federal law and regulatory violations. The Company accrues for costs related to contingencies when a loss from such claims is probable and the amount of loss can be reasonably estimated. In determining whether a loss from a claim is probable and if it is possible to estimate the loss, the Company reviews and evaluates its litigation and regulatory matters on a quarterly basis in light of potentially relevant factual and legal developments. If the Company determines an unfavorable outcome is not probable or the amount of loss cannot be reasonably estimated, we do not accrue for a potential litigation loss. In those situations, the Company discloses an estimate of the probable losses or a range of possible losses, if such estimates can be made. Except as otherwise specifically noted below, at this time,

United States Securities and Exchange Commission
Division of Corporation Finance
October 20, 2017

the Company does not believe that it is possible to estimate the reasonably possible losses or a range of reasonably possible losses related to the matters described below.

Securities Class Actions. During the year ended December 31, 2016, several putative class action lawsuits alleging violations of federal securities laws were filed in California Superior Court, naming as defendants the Company, current and former directors, certain officers, and the underwriters in the December 2014 initial public offering (the IPO). All of these actions were consolidated into a single action (Consolidated State Court Action), entitled In re LendingClub Corporation Shareholder Litigation, No. CIV537300. In August 2016, plaintiffs filed an amended complaint alleging violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (Securities Act) based on allegedly false and misleading statements in the IPO registration statement and prospectus. The Company filed a demurrer requesting the Court dismiss certain of the claims alleged in the amended complaint, which was granted in part in the fourth quarter of 2016. The plaintiffs then filed a Second Amended Consolidated Complaint which the Company responded to with a new demurrer seeking to dismiss certain claims. The Court granted in part and denied in part this new demurrer. The Plaintiffs then amended their complaint again in light to comply with this Order, setting the operative complaint. In early April 2017 the plaintiffs filed their motion for class certification, which the Company opposed. The motion was granted in part in a June 2017 Order. The Court has now set the trial date for October 2018. Discovery is continuing. The Company believes that the plaintiffs’ allegations are without merit, and intends to vigorously defend against the claims.

In May 2016, two related putative securities class actions (entitled Evellard v. LendingClub Corporation, et al., No. 16-CV-2627-WHA, and Wertz v. LendingClub Corporation, et al., No. 16-CV-2670-WHA) were filed in the United States District Court for the Northern District of California, naming as defendants the Company and certain of its officers and directors. In mid-August 2016, the two actions were consolidated into a single action. The Company moved to dismiss the amended complaint filed in the fourth quarter of 2016. The Court held a hearing on this motion in the first quarter of 2017 and ultimately granted in part and denied in part the motion. The plaintiffs thereafter amended their complaint consistent with the Order and the parties have now begun discovery. The Court has set a schedule which includes a hearing for motion for class certification in October 2017, a mediation on November 28, 2017, and trial for September 2018. The Company believes that the plaintiffs’ allegations are without merit, and intends to vigorously defend against the claims.

The Company is self-insured for the deductible amount under its director and officers’ liability insurance policy for these matters. The Company exceeded the deductible in 2016 and is currently being reimbursed by insurance carriers for costs related to the litigations and investigations.

Given these considerations it is possible that an adverse outcome in these cases could have a material effect on the Company’s financial position and results of operations. However, based on information currently known by the Company’s management and the existence of the insurance, reasonably possible losses cannot be estimated.

Derivative Lawsuits. In May 2016 and August 2016, respectively, two putative shareholder derivative actions were filed (Avila v. Laplanche, et al., No. CIV538758 and Dua v. Laplanche, et al., CGC-16-553731) against certain of the Company’s current and former officers and directors and naming the Company as a nominal defendant. Both actions were voluntarily dismissed without prejudice. On December 14, 2016, a new putative shareholder derivative action was filed in the Delaware Court of Chancery (Steinberg, et al. v. Morris, et al., C.A. No. 12984-CB), against certain of the Company’s current and former officers and directors and naming the Company as a nominal defendant. In addition, on August 18, 2017 another putative shareholder derivative action was filed in the Delaware Court of Chancery (Fink et. al. v. Laplanche, et. al., Case No. 2017-0600). Both of these actions are based on allegations similar to

United States Securities and Exchange Commission
Division of Corporation Finance
October 20, 2017

those in the securities class action litigation as described above. The defendants are moving to stay these matters in light of the other pending proceedings.

Federal Consumer Class Action. In April 2016, a putative class action lawsuit was filed in federal court in New York (Bethune v. LendingClub Corporation et al. (16 Civ. 2778)(NRB)), alleging that persons received loans, through the Company’s platform, that exceeded states’ usury limits in violation of state usury and consumer protection laws, and the federal RICO statute. The Company filed a motion to compel arbitration on an individual basis, which was granted in February 2017. The plaintiff has now filed an arbitration demand seeking relief on an individual basis. The parties have tentatively reached a settlement of this matter which is not material to the Company. The Company believes that the plaintiff’s allegations are without merit, and intends to defend this matter vigorously.

Regulatory Investigations. On May 9, 2016, following the announcement of the internal board review described more fully in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations - Board Review” contained in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2016 (referenced to herein as the “internal board review”), the Company received a grand jury subpoena from the U.S. Department of Justice (DOJ). The Company also received formal requests for information from the SEC and Federal Trade Commission (FTC). The Company continues cooperating with the DOJ, SEC, FTC and any other governmental or regulatory authorities or agencies. No assurance can be given as to the timing or outcome of these matters.

In addition to the foregoing, the Company is subject to, and may continue to be subject to legal proceedings and regulatory actions in the ordinary course of business, including inquiries by state regulatory bodies related to the Company’s marketplace lending model. These include inquiries from the California Department of Business Oversight and the New York Department of Financial Services. We are also in discussions with the Colorado Department of Law and the West Virginia Attorney General’s office to potentially resolve their concerns. The Company has concluded that the probable losses accrued are not material. No assurance can be given as to the timing or outcome of any of these matters.

Item 13. Certain Relationships and Related Party Transactions..., page 136

5.
In future filings, if you disclose the ownership interests of related persons in Cirrix Capital or other entities, please disclose each related person’s interest on an individual basis. Please refer to Item 404(a)(2) of Regulation S-K.

Response: Beginning with “Note 17. Related Party Transactions” within the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2017, the Company will disclose each related person’s interest in Cirrix Capital (or investment that arises in any other entity) on an individual basis, as follows:

On April 1, 2016, the Company closed its $10.0 million investment, for an approximate ownership interest of 15% in the Investment Fund, a holding company that participates in a family of funds with other unrelated third parties and purchases whole loans and interests in loans from the Company. As of September 30, 2017, the Company and Mr. John Mack, one of the Company’s board members, had an ownership interest of approximately X% and X%, respectively, in the Investment Fund.

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United States Securities and Exchange Commission
Division of Corporation Finance
October 20, 2017

Please do not hesitate to call me at 415-632-5603 or Russell Elmer at 415-632-5648 if you have any questions or require additional information.

Very truly yours,

\s\ Thomas W. Casey
Thomas W. Casey
LendingClub Corporation
Chief Financial Officer